Filed Pursuant To Rule 433

Registration No. 333-278880

April 23, 2026

ETHE

Grayscale Ethereum Staking ETF

Pioneering *exposure* to Ether

GRAYSCALE®

As of 03/31/2026

Grayscale pioneered exposure to Ether through its launch of Grayscale Ethereum Staking ETF (ETHE) in 2017 — the first Ethereum fund of its kind. On 09/30/2024, ETHE uplisted to NYSE Arca under the same ticker. ETHE offers investors the following advantages:

Investment Objective

The investment objective of the Grayscale Ethereum Staking ETF is to reflect the performance of the price of Ether, less the Fund's expenses.

Efficient Exposure to Staked Ether

Grayscale Ethereum Staking ETF (ETHE) enables investors to gain staked exposure to the token underlying the Ethereum platform ("Ether") in the form of a security, with 71%[1] of assets staked.

ETHE, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as '40 Act registered ETFs and mutual funds.

Liquidity & Flexibility

Sponsored by a leading crypto asset manager. Shares of ETHE can be bought and sold continuously during U.S. trading hours.

Track the Price of Ether

The spot price of Ether is determined by market participants across multiple constituent exchanges for the most representative spot price. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The methodology and data for this spot price calculation can be found on coindesk.com/indices.

Ether Staking Program

ETHE provides exposure to Ether, the native asset of the Ethereum blockchain, and includes potential staking rewards which aim to enhance the fund's total return.

Growth of Hypothetical $10,000

(since inception)

The cumulative return of the Net Asset Value of ETHE. Chart reflects a hypothetical $10,000 investment net of fund expenses management fees and other expenses.



$80,000.00
$70,000.00
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$10,000.00
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12/14/17
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ETHE
Index [2]

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

Returns*

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Market Price	8.94%	-29.55%	-49.90%	-29.55%	12.81%	X	X	X	-41.50%
NAV	8.88%	-29.66%	-49.93%	-29.66%	12.68%	X	X	X	-41.47%
Benchmark Index	8.97%	-29.48%	-49.65%	-29.48%	14.74%	X	X	X	-39.38%

Cumulative

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
NAV	8.88%	-29.66%	-49.93%	-29.66%	12.68%	7.05%	0.98%	X	139.08%
Benchmark Index	8.97%	-29.48%	-49.65%	-29.48%	14.74%	14.57%	10.28%	X	203.59%

Annualized**

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
NAV	8.88%	-29.66%	-49.93%	-29.66%	12.68%	2.30%	0.20%	X	11.08%
Benchmark Index	8.97%	-29.48%	-49.65%	-29.48%	14.74%	4.64%	1.98%	X	14.33%

*The performance table shows the Fund's performance for the time periods shown from inception through 3/31/2026. ETHE was a private placement until 7/23/2024, when it uplisted to an ETP. The Fund's performance prior to 7/23/2024 is based on market-determined prices on the OTCQX marketplace and on the Fund's performance without an ongoing share creation and redemption program. As of 7/23/2024, the Fund established an ongoing share creation and redemption program and the shares of the Fund were listed to NYSE Arca. Hence, the Fund's returns for periods prior to 7/23/2024 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Fund's performance for periods subsequent to 7/23/2024.

Expenses shown from inception on December 14, 2017 to July 23, 2024 reflects fees of the Fund when the Fund was structured as a private placement while returns after this date reflect the expenses of the Fund after registration as an ETP as reported in the current prospectus.

**Updated as additional returns data becomes available.

The Fund is subject to significant risk, heightened volatility, and possible loss of the entire principal. Therefore, the Fund is not suitable for all investors.

ETHE Fact Sheet

www.grayscale.com info@grayscale.com 866-775-0313

Grayscale ETHE Grayscale Ethereum Staking ETF Pioneering exposure to Ether Inception Date: 12/14/2017 NYSE Listing Date: 07/23/2024 Benchmark Index: CoinDesk Ether Benchmark Rate Assets Under Management: $1,784,530,900 Shares Outstanding: 104,698,500 Net Asset Value (NAV): $17.05 Ether per Share: 0.008136503 Total Ether in Fund: 851,879.81 Management Fee: 2.50% Trading Details Ticker: ETHE Bloomberg IOPV Ticker: ETHEE.IV Index Ticker: CETXR CUSIP: 389638107 ISIN: US3896381072 Primary Exchange: NYSE Arca Service Providers & Structure Sponsor: Grayscale Investments Sponsors, LLC Index Provider: CoinDesk Indices, Inc. Fund Administrator: BNY Digital Asset Custodian: Coinbase Custody Trust Company, LLC Additional Digital Asset Custodian: Anchorage Digital Bank N.A. Auditor: KPMG LLP Delaware Statutory Trustee: Delaware Trust Company Fund Details As of 3/31/26 ETHE Fact Sheet www.grayscale.com info@grayscale.com 866-775-0313 ETHE Grayscale Ethereum Staking ETF Pioneering exposure to Ether *The Additional Digital Asset Custodian is an available alternative custodian that custodies a portion of the Product’s digital assets. Important Disclosures Investing involves risk, including possible loss of to their net asset value. principal. An investment in the Fund is subject to a high degree of risk and heightened volatility. ETHE is not suitable for an investor that cannot afford the loss of the entire investment. Shares of ETPs may trade at a premium or discount. Grayscale Ethereum Staking ETF (“ETHE” or the “Fund”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for ETHE. Grayscale Investments Sponsors, LLC (“Grayscale”) is the sponsor of ETHE. The Fund holds Ether; however, an investment in the Fund is not a direct investment in Ether. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Smart contracts are a new technology and ongoing development may magnify initial problems, cause volatility on the networks that use smart contracts and reduce interest in them, which could have an adverse impact on the value of the Fund. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Fund relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Fund. Extreme volatility of trading prices that many digital assets, including Ether, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Fund and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. Grayscale does not store, hold, or maintain custody of the Fund’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Fund’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Fund’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Fund. [1] As of 3/31/26, percentage staked can vary day-to-day. [2] As of 4/1/26 the Fund tracks the CoinDesk Ether Benchmark Rate. Prior to this date, the Fund tracked the CoinDesk Ether Price Index (ETX). The CoinDesk Ether Price Index (ETX) provides a USD-denominated reference rate for the spot price of Ether. The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price. The CoinDesk Ether Benchmark Rate is a benchmark price for Ether, measured in US dollars. Spot rates are calculated every 5 seconds using the most recent traded price from contributing exchanges weighted by 24-hour volume. [3] The Fund will not generate any income and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time. COINDESK® and each Product's applicable reference rate (each, “Index” and collectively, the “Indexes”) are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend any of the Products. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Products or other third parties in respect of the use or accuracy of any Index or any data included therein. Marketing Agent: Foreside Fund Services, LLC

Grayscale Ethereum Staking ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.